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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Faraday Future Intelligent Electric Inc.

(Name of Issuer)

CLASS A COMMON STOCK, $0.0001 PAR VALUE

(Title of Class of Securities)

74348Q108

(CUSIP Number)

Season Smart Limited C/O China Evergrande Group 23F, China Evergrande Centre No.38 Gloucester Road Wanchai, Hong Kong	Baker McKenzie LLP Attn: Derek Liu Two Embarcadero Center, 11th Floor San Francisco, California 94111 Tel: +1 415 984 3841

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

September 23, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	74348Q108

1	NAMES OF REPORTING PERSON: Season Smart Limited I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: -0-
	8	SHARED VOTING POWER: 66,494,117 shares of Class A Common Stock
	9	SOLE DISPOSITIVE POWER: -0-
	10	SHARED DISPOSITIVE POWER: 66,494,117 shares of Class A Common Stock

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 66,494,117 shares of Class A Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 20.23%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): OO

2

CUSIP No.	74348Q108

1	NAMES OF REPORTING PERSON: China Evergrande Group I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: -0-
	8	SHARED VOTING POWER: 66,494,117 shares of Class A Common Stock
	9	SOLE DISPOSITIVE POWER: -0-
	10	SHARED DISPOSITIVE POWER: 66,494,117 shares of Class A Common Stock

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 66,494,117 shares of Class A Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 20.23%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): OO

3

CUSIP No.	74348Q108

1	NAMES OF REPORTING PERSON: New Garland Limited I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: -0-
	8	SHARED VOTING POWER: 66,494,117 shares of Class A Common Stock
	9	SOLE DISPOSITIVE POWER: -0-
	10	SHARED DISPOSITIVE POWER: 66,494,117 shares of Class A Common Stock

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 66,494,117 shares of Class A Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 20.23%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): OO

4

CUSIP No.	74348Q108

1	NAMES OF REPORTING PERSON: Global Development Limited I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: -0-
	8	SHARED VOTING POWER: 66,494,117 shares of Class A Common Stock
	9	SOLE DISPOSITIVE POWER: -0-
	10	SHARED DISPOSITIVE POWER: 66,494,117 shares of Class A Common Stock

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 66,494,117 shares of Class A Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 20.23%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): OO

5

CUSIP No.	74348Q108

1	NAMES OF REPORTING PERSON: Acelin Global Limited I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: -0-
	8	SHARED VOTING POWER: 66,494,117 shares of Class A Common Stock
	9	SOLE DISPOSITIVE POWER: -0-
	10	SHARED DISPOSITIVE POWER: 66,494,117 shares of Class A Common Stock

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 66,494,117 shares of Class A Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 20.23%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): OO

6

CUSIP No.	74348Q108

1	NAMES OF REPORTING PERSON: Evergrande Health Industry Holdings Limited I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: -0-
	8	SHARED VOTING POWER: 66,494,117 shares of Class A Common Stock
	9	SOLE DISPOSITIVE POWER: -0-
	10	SHARED DISPOSITIVE POWER: 66,494,117 shares of Class A Common Stock

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 66,494,117 shares of Class A Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 20.23%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): OO

7

CUSIP No.	74348Q108

1	NAMES OF REPORTING PERSON: China Evergrande New Energy Vehicle Group Limited I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Hong Kong

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: -0-
	8	SHARED VOTING POWER: 66,494,117 shares of Class A Common Stock
	9	SOLE DISPOSITIVE POWER: -0-
	10	SHARED DISPOSITIVE POWER: 66,494,117 shares of Class A Common Stock

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 66,494,117 shares of Class A Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 20.23%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): OO

8

CUSIP No.	74348Q108

1	NAMES OF REPORTING PERSON: Xin Xin (BVI) Limited I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: -0-
	8	SHARED VOTING POWER: 66,494,117 shares of Class A Common Stock
	9	SOLE DISPOSITIVE POWER: -0-
	10	SHARED DISPOSITIVE POWER: 66,494,117 shares of Class A Common Stock

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 66,494,117 shares of Class A Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 20.23%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): OO

9

CUSIP No.	74348Q108

1	NAMES OF REPORTING PERSON: Hui Ka Yan I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Hong Kong Special Administrative Region, People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: -0-
	8	SHARED VOTING POWER: 66,494,117 shares of Class A Common Stock
	9	SOLE DISPOSITIVE POWER: -0-
	10	SHARED DISPOSITIVE POWER: 66,494,117 shares of Class A Common Stock

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 66,494,117 shares of Class A Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 20.23%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): IN

10

EXPLANATORY NOTE

Reference is hereby made to the statements on Schedule 13D filed with the Securities and Exchange Commission by the Reporting Persons with respect to the Class A Common Stock of Faraday Future Intelligent Electric Inc., a Delaware corporation (the “Issuer” or the “Company”) on August 1, 2022 (the “Original Schedule 13D”) and to the Amendment No. 1 to the Original Schedule 13D filed with the Securities and Exchange Commission by the Reporting Persons on September 15, 2022 (“Amendment No. 1” and together with the Original Schedule 13D and this Amendment No. 2, the “Schedule 13D”). Terms defined in the Schedule 13D are used herein as so defined. Except as specifically provided herein, this Amendment No. 2 does not modify any of the information previously reported in the Schedule 13D.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby supplemented as follows:

“On September 23, 2022, the Company entered into a letter agreement with Season Smart Ltd. (“Season Smart” and such letter agreement, the “Season Smart Advanced Approval”), pursuant to which Season Smart has agreed to vote, with respect to all shares of Company voting stock over which it has voting control, in favor of any resolution presented to the stockholders of the Company at a stockholders’ meeting to approve, among other things:

•	the issuance, in the aggregate, of more than 19.999% of the number of shares of outstanding Company common stock (under Nasdaq Rule 5635(d)) as a result of:

o	the issuance of up to (x) $57 million in principal amount of senior secured Tranche A convertible notes at a conversion price of not below $1.05 per share of the Company’s Class A common stock for $27 million, and the remainder ($30 million) at a conversion price of not below $2.69 per share of the Company’s Class A common stock, (y) $57 million in principal amount of senior secured Tranche B convertible notes at a conversion price of not below $1.05 per share of the Company’s Class A common stock for $27 million, and the remainder ($30 million) at a conversion price of not below $2.69 per share of the Company’s Class A common stock, and (z) 26,822,724 shares of the Company’s Class A common stock upon the exercise of associated warrants, in each case, pursuant to that certain Securities Purchase Agreement, dated August 14, 2022 among the Company, FF Simplicity Ventures LLC and the purchasers signatory thereto, as amended as of the date hereof (the “ATW Purchase Agreement”) and subject to the full-ratchet anti-dilution and most favored nation protections therein;

o	the issuance of up to 73,675,656 shares of the Company’s Class A common stock upon the exercise of all previously issued convertible notes and warrants of the Company; and

o	the issuance of up to $60 million in principal amount of senior secured convertible notes pursuant to the ATW Purchase Agreement and the joinder thereto by Senyun International Ltd. and/or its affiliates; and

•	an increase to the number of authorized shares of Company common stock to 900.0 million (with any approval of additional authorized shares of Company common stock up to 1.5 billion not to be unreasonably withheld, conditioned or delayed).

The foregoing description of the Season Smart Advanced Approval is a summary and is qualified in its entirety by reference to the full text of the Season Smart Advanced Approval filed as Exhibit 6 to this Schedule 13D and is incorporated herein by reference.”

Item 7. Material to be Filed as Exhibit

Item 7 of Schedule 13D is hereby supplemented to include the following exhibits:

Exhibit 6         Letter Agreement Regarding Advanced Approval, dated as of September 23, 2022, between Faraday Future Intelligent Electric Inc. and Season Smart Ltd.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 27, 2022

Season Smart Limited
on behalf of itself and each other Reporting Person hereunder

By:	/s/ Qin Liyong
Name:	Qin Liyong
Title:	Director